UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Audible, Inc.

(Name of Subject Company)

Audible, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Donald R. Katz

Chief Executive Officer

Audible, Inc.

1 Washington Park - 16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.

Nancy A. Spangler, Esq.

John E. Depke, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020-1104

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2008 with the Securities and Exchange Commission, and as amended on March 3, 2008 (the “Schedule 14D-9”), by Audible, Inc., a Delaware corporation (“Audible” or the “Company”), relating to the offer by AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc. (“Amazon”), a Delaware corporation, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon, subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008, and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented with the following information:

Expiration of Offering Period; Subsequent Offering Period in 14D-9 Amendment:

On March 11, 2008, Amazon issued a press release announcing that the tender offer had expired at 12:00 a.m., New York City time, on March 11, 2008 and the results thereof, at which time, based on the information provided by the depositary for the Offer, approximately 20,586,922 shares of Company Common Stock were tendered and not withdrawn prior to the expiration of the Offer, including approximately 780,919 shares of Company Common Stock that were tendered by notice of guaranteed delivery. These tendered shares of Company Common Stock represent in the aggregate approximately 84.63% of all outstanding shares of Company Common Stock and, together with 613,343 shares of Company Common Stock already owned by Purchaser, represent approximately 87.16% of all outstanding shares of Company Common Stock. Purchaser has accepted for payment all shares of Company Common Stock that were validly tendered and not withdrawn in accordance with the terms of the Offer.

On March 11, 2008, Purchaser commenced a subsequent offering period for all remaining untendered shares of Company Common Stock that will expire at 5:00 p.m., New York City time on March 14, 2008, unless extended. During this subsequent offering period, Stockholders who did not previously tender their shares of Company Common Stock into the Offer may do so and will promptly receive the same $11.50 per share cash consideration paid for Shares tendered during the initial offering period. No withdrawal rights will apply to any shares of Company Common Stock tendered during the subsequent offering period.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(6)	Press Release of Amazon.com, Inc., dated March 11, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

AUDIBLE, INC.

By:	/s/ Donald R. Katz
Donald R. Katz
President and Chief Executive Officer

Dated: March 13, 2008